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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.      )*

OFFICEMAX, INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

67622M108
(CUSIP Number)

Javade Chaudhri, Esq.
Gateway Companies, Inc.
14303 Gateway Place
Poway, CA 92064
(858) 848-3401
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2001
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 67622M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gateway Companies Inc. (46-0431398)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)*
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 9,366,109
Shares
Beneficially	8.	Shared Voting Power -0-
Owned by Each
Reporting	9.	Sole Dispositive Power 9,366,109
Person With
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,366,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)*

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions)*
CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

    This statement relates to the Common Shares, no par value (the "Common Shares"), of OfficeMax, Inc., an Ohio corporation (the "Issuer"). Gateway Companies, Inc., a Delaware corporation ("Gateway"), has acquired 9,366,109 Common Shares. The principal executive offices of the Issuer are located at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122.

Item 2. Identity and Background.

    This statement is being filed by Gateway, which is a corporation organized under the laws of the State of Delaware. Its principal business and executive office is located at 14303 Gateway Place, Poway, California 92064. Information in this schedule is also being disclosed by (i) the directors and executive officers of Gateway, (ii) Gateway, Inc., a Delaware corporation and 100% parent of Gateway ("Gateway, Inc."), and (iii) the directors and executive officers of Gateway, Inc., all of whom are set forth on Appendix A attached hereto and incorporated herein by reference. Gateway, Inc.'s principal business and executive office is located at 14303 Gateway Place, Poway, California 92064.

    Gateway is a leading direct marketer of personal computers and related products and services. Gateway develops, manufactures, markets and supports a broad line of desktop and portable PCs, servers and workstations used by individuals, families, businesses, government agencies and educational institutions. Gateway also offers diversified products and services "beyond the box," such as software, peripherals, Internet access services, training programs, support programs and financing programs.

    None of Gateway nor any other person disclosed in response to this Item 2 has during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    On April 28, 2000, pursuant to a Share Purchase and Investor Rights Agreement (the "Share Purchase Agreement"), Gateway acquired 3,076,923 Series A Voting Preference Shares of the Issuer (the "Series A Shares") for $9.75 per share, or an aggregate total amount of $30 million. The source of the funds for the purchase price was Gateway's working capital. Gateway did not acquire any of the Series A Shares with borrowed funds. The Series A Shares were convertible into Common Shares pursuant to the terms of the Issuer's Amended and Restated Articles of Incorporation, as amended (the "Articles"). On December 12, 2001, Gateway tendered all of its Series A Shares to the Issuer for conversion into 9,366,109 Common Shares pursuant to the terms of the Articles. No additional funds were paid by Gateway for the conversion of the Series A Shares into Common Shares.

Item 4. Purpose of Transaction.

    Gateway acquired the Common Shares as an investment. Except as described in Item 5 below, the persons other than Gateway described in Item 2 do not own any shares of the Issuer.

    Except as set forth in this Item 4, none of Gateway nor any other person disclosed in response to Item 2 has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Gateway expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's Common Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, Gateway reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, Gateway may, subject to applicable securities laws, at any time and from time to time dispose of shares of the Issuer's Common Shares or other securities convertible or exchangeable for the Issuer's Common Shares in public or private transactions; enter into privately negotiated derivative transactions with one or more parties to hedge the market risk of some or all of its positions in the Issuer's Common Shares or such other securities; and/or acquire additional shares of the Issuer's Common Shares or securities convertible or exchangeable for the Issuer's Common Shares in public or private transactions. Any such transactions may be effected at any time and from time to time.

Item 5. Interest in Securities of the Issuer.

    On April 28, 2000, pursuant to a Share Purchase Agreement, Gateway acquired 3,076,923 Series A Shares for $9.75 per share, or an aggregate total amount of $30 million. The Series A Shares were convertible into Common Shares pursuant to the terms of the Articles. On December 12, 2001, Gateway tendered all of its Series A Shares to the Issuer for conversion into 9,366,109 Common Shares pursuant to the terms of the Articles. Gateway's beneficial ownership of the Common Shares represents approximately 7.6% of the Issuer's outstanding Common Shares based upon the outstanding Common Shares set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the Issuer's fiscal quarter ended October 27, 2001. Other than Gateway, Inc. (through its ownership of Gateway) and James F. McCann (described below), no other person disclosed in response to Item 2 beneficially owns any shares of the Issuer's Common Shares.

    Gateway has sole voting power and sole dispositive power of the Common Shares. In the last sixty days, none of Gateway nor any other person disclosed in response to Item 2 has been a party to any transaction in the Common Shares. Gateway knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Shares.

    James F. McCann, a director of both Gateway, Inc. and the Issuer, holds 43,906 Common Shares, representing less than 0.1% of the Issuer's outstanding Common Shares based upon the outstanding Common Shares set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the Issuer's fiscal quarter ended October 27, 2001. Mr. McCann has sole voting power and sole dispositive power of the Common Shares that he holds, and Mr. McCann knows of no other person that has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Common Shares that he holds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Mr. McCann is a member of the Board of Directors of the Issuer, and in such capacity pursuant to the Issuer's Director Plan, he receives an annual retainer fee of $25,000 payable in restricted Common Shares of the Issuer, and a fee of $1,000 for each quarterly meeting of the board attended, and a fee of $500 for each committee meeting of the board attended, each of which is payable in Common Shares of the Issuer. The restrictions on the restricted Common Shares issued pursuant to the Issuer's Director Plan generally lapse one year from the date of grant. The foregoing description of the Director Plan is qualified in its entirety by the text of such Plan which was filed as an exhibit to the Issuer's Registration Statement on Form S-1 (No. 33-83528) and which is incorporated herein by this reference. Except as described above, none of Gateway nor any other person disclosed in response to Item 2 is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

    The Issuer's Director Plan which was filed as an exhibit to the Issuer's Registration Statement on Form S-1 (No. 33-83528) is incorporated herein by reference.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2001	GATEWAY COMPANIES, INC.

	By:	/s/ THOMAS W. REEDY Thomas W. Reedy Vice President and Treasurer

SCHEDULE 13D
OFFICEMAX, INC.,
Issuer
APPENDIX A

NAME Citizenship(1) Address(2)	PRESENT PRINCIPAL OCCUPATION	GATEWAY, INC. Exec. Officer	GATEWAY, INC. Director	GATEWAY COMPANIES, INC. Exec. Officer	GATEWAY COMPANIES, INC. Director
Theodore W. Waitt	Chairman of the Board, President and Chief Executive Officer	X	X
Bart R. Brown	Senior Vice President, Solutions	X
Joseph J. Burke	Senior Vice President, Chief Finanical Officer	X		X	X
Robert J. Burnett	Senior Vice President, Technology Platforms	X
Javade Chaudhri	Senior Vice President, General Counsel and Assistant Secretary	X			X
Michael D. Hammond	Senior Vice President, Operations	X
William E. Headapohl	Senior Vice President, Chief Information Officer	X
David E. Russell	Senior Vice President, Partner Management	X
J. Bradley Shaw	Senior Vice President, Communications	X
Jack Van Berkel	Senior Vice President, Human Resources	X
Jeffrey A. Pace	Vice President, Finance and Corporate Controller				X
Thomas W. Reedy	Vice President, Treasurer			X
Stephen K. Smurthwaite	Vice President, Real Estate and Administrative Services			X
George H. Krauss	Director (attorney with law firm of Kutak Rock)		X

Richard D. Snyder	Director (Chief Executive Officer of Ardesta, LLC and President of Avalon Investments, Inc.)	X
Douglas L. Lacey	Director (Partner in accounting firm of Nichols, Rise & Company, L.L.P.)	X
Charles G. Carey	Director (Chairman of the Board and Chief Executive Officer of Fox Television Division of Fox Inc. and Co-Chief Operating Officer of News Corporation)	X
James F. McCann	Director (President of 1-800-FLOWERS)	X

(1)
All are United States citizens.

(2)
All addresses are 14303 Gateway Place, Poway, California 92064.

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Schedule 13D
SIGNATURES
SCHEDULE 13D OFFICEMAX, INC., Issuer APPENDIX A